State of Delaware
Secretary of State
Division of Corporations
Delivered 08:18 PM 12/04/2018
FILED 08:18 PM 12/04/2018
SR 20187964090 - File Number 6178696

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of
SOWLIS, INC.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered " Article I & V " so that, as amended, said Article shall be and read as follows:

> The name of the corporation is OFFGRIDBOX,INC. (the "Company").

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 1st day of July , 20 18 .

By:

Authorized Officer

Title: Founder

Name: Davide Bonsignore

Print or Type

OFFGRIDBOX, INC.

Action by Unanimous Written Consent of the Board of Directors

July _1_ , 2018

Pursuant to Sections 141(f) and 242 of the Delaware General Corporation Law, the undersigned, being all of the members of the Board of Directors (the "Board") of OFFGRIDBOX, Inc., a Delaware corporation (the "Company"), hereby unanimously consent to the adoption of the following resolutions without the necessity of a meeting, which action shall have the same effect as if duly adopted at a meeting of the Board held for such purpose.

Approval of Charter Amendment; Change of Address

WHEREAS, the Board deems it advisable and in the best interests of the Company and its stockholders to amend the Company's Certificate of Incorporation to change the Company's name from "Sowlis, Inc." to "OFFGRIDBOX, Inc." as set forth in the Certificate of Amendment to the Certificate of Incorporation, in the form attached hereto as Exhibit A (the "Certificate of Amendment").

NOW, THEREFORE, BE IT:

RESOLVED, that the Certificate of Amendment be, and it hereby is, adopted and approved;

RESOLVED, that the officers of the Company (each, an "Authorized Officer" and collectively, the "Authorized Officers") be, and each of them hereby is, authorized and directed to take all actions deemed necessary to solicit the necessary approval of the Certificate of Amendment from the stockholders of the Company; and

RESOLVED, that upon stockholder approval of the Certificate of Amendment, the Authorized Officers be, and each of them hereby is, authorized and directed to execute and file for and on behalf of the Company such Certificate of Amendment in the form and manner required by the laws of the State of Delaware, and to execute and deliver any and all certificates, authorizations or other written instruments and in general to do all acts necessary or appropriate to carry out the purposes of the foregoing resolutions.

RESOLVED, that the Company's address be 444 Somerville Avenue, Somerville, MA 02143 and that the Authorized Officers be, and each of them hereby is, authorized and directed to take all actions deemed necessary to update the records of the Company accordingly.

Resignation and Election of Officers

WHEREAS, Roberto Scaccia previously tendered his resignation as the Chief Executive Officer and President of the Company, effective as of February 20, 2017.

NOW, THEREFORE, BE IT:

RESOLVED, that the Board hereby accepts the resignation of Mr. Scaccia;

RESOLVED, that the Board hereby elects Emiliano Cecchini as Chief Executive Officer and President of the Company to fill the vacancy created by the preceding resolution, to serve until his successor is duly appointed and qualified; and

RESOLVED, that all prior actions taken and all documents, instruments and agreements executed by Mr. Cecchini as the Company's Chief Executive Officer and President be, and they hereby are, ratified, confirmed, adopted and approved in all respects.

Omnibus

RESOLVED, that all actions heretofore taken by the Authorized Officers with respect to the foregoing resolutions and all other matters contemplated by the foregoing resolutions are hereby in all respects approved, adopted, ratified and confirmed;

RESOLVED, that this Action by Unanimous Written Consent of the Board of the Company (this "Consent") may be executed by facsimile or other form of electronic transmission (including pdf) and in one or more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument; and

RESOLVED, to direct that this Consent be filed with the records of meetings of the Board of the Company.

[*Remainder of Page Intentionally Left Blank*]

IN WITNESS WHEREOF, this Consent shall be effective as of the date first set forth above.

_____
Emiliano Cecchini

_____
Davide Bonsignore

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "SOWLIS, INC.", FILED IN THIS OFFICE ON THE TENTH DAY OF OCTOBER, A.D. 2016, AT 7:17 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State



6178696 8100

SR# 20166144333

Authentication: 203137690

Date: 10-10-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF INCORPORATION
OF
SOWLIS, INC.

ARTICLE I

The name of the corporation is SOWLIS, INC. (the "*Company*").

ARTICLE II

The address of the Company's registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of the registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time.

ARTICLE IV

This Company is authorized to issue one class of shares to be designated Common Stock. The total number of shares of Common Stock the Company has authority to issue is 15,000,000 with par value of $0.00001 per share.

ARTICLE V

The name and mailing address of the incorporator are as follows:

Roberto Scaccia
1420 Turk street, Unit 405
San Francisco, CA 94115

ARTICLE VI

In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Company is expressly authorized to make, alter, amend or repeal the bylaws of the Company.

ARTICLE VII

Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Company.

ARTICLE VIII

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX

Subject to any provisions in the bylaws of the Company related to indemnification of directors or officers of the Company, the Company shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "*Proceeding*") by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board.

The Company shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Company who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

A right to indemnification or to advancement of expenses arising under a provision of this Certificate of Incorporation or a bylaw of the Company shall not be eliminated or impaired by an amendment to this Certificate of Incorporation or the bylaws of the Company after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

ARTICLE X

Except as provided in ARTICLE VIII and ARTICLE IX above, the Company reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, the undersigned, as the incorporator of the Company, have signed this Certificate of Incorporation on October 10, 2016.

/s/ Roberto Scaccia _____
Roberto Scaccia, Incorporator